Exhibit 10.1

September 9, 2017

Michael Falvey

Dear Michael:

On behalf of Karyopharm Therapeutics Inc., (the “Company”), I am very pleased to inform you that subject to the approval of the Board of Directors of the Company (the “Board”), the Company anticipates appointing you to the position of Executive Vice President, Chief Financial Officer and Treasurer of the Company.

The terms of your position with the Company are as set forth below:

1. Position. As of September 11, 2017 (the “Commencement Date”), subject to the approval of the Board, you will become Executive Vice President, Chief Financial Officer and Treasurer of the Company, reporting to the Company’s Chief Executive Officer. In your role you will have the responsibilities customarily associated with such position as well as those responsibilities consistent with your role that are assigned to you by the Company’s Chief Executive Officer. During the term of your employment with the Company, you will devote your full professional time and efforts to the business of the Company, except that you may engage in other activities that may be approved in advance by the Company’s Board of Directors (the “Board”).

2. Compensation.

a. Base Salary. You will be paid a semi-monthly salary of $16,666.67 ($400,000, if annualized), subject to tax and other withholdings required by law, pursuant to the Company’s regular payroll policy. Your salary may be adjusted from time to time in accordance with normal business practices and in the sole discretion of the Company.

b. Bonus Program. You will be eligible for an annual bonus that targets forty percent (40%) of your annualized base salary based upon achievement of certain individual performance goals and corporate milestones established by the Company; provided, however, that any such bonus for calendar year 2017 will be prorated. Achievement of goals will be determined in the sole discretion of the Board or a Compensation Committee of the Board the (“Compensation Committee”). To earn any part of the bonus, you must be employed on the December 31st of the applicable bonus year and such bonus will be paid no later than March 15th of the year immediately following the year to which the applicable annual bonus relates. Your bonus target may be adjusted from time to time in accordance with normal business practices and in the sole discretion of the Company.

c. Stock Option Grant. Subject to the approval of the Compensation Committee, the Company will grant you a stock option to purchase 125,000 (one hundred twenty-five thousand) shares of the Company’s common stock at a price per share equal to the Company’s closing price per share on the Nasdaq Global Select Market on the date of grant (the “Initial Option Grant”). The Initial Option Grant will vest over four years at the rate of 25% on the one-year anniversary of the Commencement Date, subject to your continuing employment with the Company as of that date. The remaining shares shall vest monthly over the following three years, subject to your continued engagement with the Company. The stock option will be granted pursuant to the inducement grant exception under NASDAQ Rule 5635(c)(4) and not pursuant to the Company’s 2013 Stock Incentive Plan or any other equity incentive plan of the Company, as an inducement that is material to your employment with the Company. This option grant shall also be subject to such other terms and conditions of the applicable Stock Option Agreement.

d. Payments due upon termination. In the event of termination, regardless for the reason of such termination, the Company shall pay you: (i) any unpaid base salary for services rendered prior to the date of termination of employment; (ii) reimbursement of any unreimbursed business expenses incurred as of the date of termination of employment in accordance with the Company’s expense reimbursement policy, (iii) accrued but unused vacation (if applicable) through the date of termination of employment, (iv) any earned but unpaid bonus payment for the year immediately preceding the year in which your employment is terminated, and (v) all other payments, benefits or fringe benefits to which you shall be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant or this letter agreement.

e. Eligibility for Severance Benefits. If the Company (which, for the purposes of this paragraph, includes any successor entity) terminates your employment without Cause, or you resign for Good Reason, and further provided that you timely execute, return, and do not revoke a severance and release of claims agreement in a form to be provided by the Company (which will include, at a minimum, a release of all releasable claims and non-disparagement, confidentiality, and cooperation obligations) (the “release agreement”), the Company will: (a) pay you, as severance pay, the equivalent of six (6) months of your base salary as of the date of your termination from employment (or such greater amount specified in any Company severance plan under which you are eligible); and (b) provided you elect to continue your and your eligible dependents’ participation in the Company’s medical and dental benefit plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”), pay the monthly premium to continue such coverage for the lesser of the six (6) full calendar months immediately following the month in which the termination of your employment occurs and the end of the calendar month in which you become eligible to receive group health plan coverage under another employee benefit plan. Notwithstanding the foregoing, if your employment is terminated without Cause, or you resign for Good Reason, each within one year following the consummation of a Change in Control, then the Company (or its successor entity) will, provided you timely execute, return, and do not revoke the release agreement, and in lieu of the foregoing severance benefits: (a) pay you, as severance pay, the equivalent of twelve (12) months of your base salary as of the date of your termination from employment (or such greater amount specified in any Company severance plan under which you are eligible); and (b) provided you elect to continue your and your eligible dependents’ participation in the Company’s medical and dental benefit plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”), pay the monthly premium to continue such coverage for the lesser of the twelve (12) full calendar months immediately following the month in which the termination of your employment occurs and the end of the calendar month in which you become eligible to receive group health plan coverage under another employee benefit plan. Any severance pay will be paid in the form of salary continuation in accordance with the Company’s payroll procedures, with payments beginning in the first pay period beginning after the release agreement becomes binding, provided that if the foregoing sixty (60) day period would end in a calendar year subsequent to the year in which Employee’s employment ends, payments will not begin before the first payroll period of the subsequent year.

“Change in Control” shall mean the sale of all or substantially all of the outstanding shares of capital stock, assets or business of the Company, by merger, consolidation, sale of assets or otherwise (other than a transaction in which all or substantially all of the individuals and entities who were beneficial owners of the capital stock of the Company immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the outstanding securities (on an as-converted to Common Stock basis) entitled to vote generally in the election of directors of the (i) resulting, surviving or acquiring corporation in such transaction in the case of a merger, consolidation or sale of outstanding shares, or (ii) acquiring corporation in the case of a sale of assets; provided that, where required for compliance with Section 409A, the event described above is also a change in control event as set forth in Treas. Reg. Section 1.409A-3(i)(5).

“Cause” shall mean (i) your conviction by a court of competent jurisdiction of theft or misappropriation by you of assets of the Company, (ii) your conviction by a court of competent jurisdiction of fraud committed by you or at your direction, (iii) your conviction by a court of competent jurisdiction of, or pleading “guilty” or “no contest” to, (a) a felony or (b) any other criminal charge that has, or could be reasonably expected to have, a material adverse impact on the Company or the performance of your duties, and/or (iv) a determination by the Company in its sole discretion of (w) an act or acts of material willful misconduct by you in violation of law or government regulation in the course of your employment by the Company, (x) willful, repeated and material failure to perform, or gross negligence in the performance of, the duties which are reasonably assigned to you by the Company, (y) material breach of any agreement to which you and the Company are party and/or (z) failure to fully participate in a Company investigation as may be reasonably requested by the Company; provided, however, that you shall have a period of thirty (30) days to cure any act constituting Cause (unless the Company determines that such act is not reasonably subject to cure)) under clauses (iv) of this paragraph, following the Company’s delivery to you of written notice, setting forth in reasonable detail the facts and circumstances claimed to provide a basis for the termination for Cause.

“Good Reason” shall mean (i) the assignment to you of any duties inconsistent in any adverse, material respect with your position, authority, duties or responsibilities as then constituted, or any other action by the Company which results in a material diminution in such position, authority, duties or responsibilities, (ii) a reduction in the aggregate of your base salary or incentive compensation by greater than ten percent (10%) or the termination of your rights to any employee benefits, except to the extent that any such benefit is replaced with a comparable benefit, or a reduction in scope or value thereof, other than as a result of across-the-board reductions or terminations affecting employees of the Company generally, (iii) a requirement that you, without your prior consent, regularly report to work at a location that is thirty (30) miles or more away from your then current place of work or (iv) the material breach by the Company of any agreement to which you and the Company are party; provided, however, that the conditions described immediately above in clauses (i) through (iv) shall not give rise to a termination for Good Reason, unless you have notified the Company in writing within thirty (30) days of the first occurrence of the facts and circumstances claimed to provide a basis for the termination for Good Reason, the Company has failed to correct the condition within thirty (30) days after the Company’s receipt of such written notice, and you actually terminate employment with the Company within sixty (60) days of the first occurrence of the condition. For the avoidance of doubt, your required travel from time to time on the Company’s business shall not be deemed a relocation of your principal office under clause (iii), above.

e. Withholding. The Company shall withhold from any compensation or benefits payable under this letter agreement any federal, state and local income, employment or other similar taxes as may be required to be withheld pursuant to any applicable law or regulation.

4. Benefits. You will be eligible to participate in such healthcare related, retirement and other benefits as are approved by the Board and made available to other employees of the Company. As is the case with all employee benefits, such benefits will be governed by the terms and conditions of applicable plans or policies, which are subject to change or discontinuation at any time.

5. At-Will Employment. Your employment with the Company is and shall at all times during your employment hereunder be “at-will” employment. The Company or you may terminate your employment at any time for any reason, with or without cause, and with or without notice. The “at-will” nature of your employment shall remain unchanged during your tenure as an employee of the Company, and may only be changed by an express written agreement that is signed by you and the Company. Similarly, nothing in this letter shall be construed as an agreement, either express or implied, to pay you any compensation or grant you any benefit beyond the end of your employment with the Company, except to the extent set forth in Section 2(d) hereof.

6. Employee Confidentiality Agreement. As an employee of the Company, you will have access to certain Company and third party confidential information and you may during the course of your employment develop certain information or inventions which will be the property of the Company. To protect the interest of the Company you agree to sign the Company’s standard “Non-Disclosure, Inventions Assignment, Non-Competition, and Non-Solicitation Agreement” as a condition of your employment, a copy of which has been provided.

7. Resolution of Disputes. Any controversy or claim arising out of or relating to your employment, this letter agreement, its enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions, shall be submitted to arbitration in Boston, Massachusetts before a single arbitrator (applying Massachusetts law), in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association (“AAA”) as modified by the terms and conditions of this Section 7; provided, however, that provisional injunctive relief may, but need not, be sought in a court of law while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally determined by the arbitrator. The arbitrator shall be selected by mutual agreement of the parties or, if the parties cannot agree, by striking from a list of arbitrators supplied by AAA. The arbitrator shall issue a written opinion revealing, however briefly, the essential findings and conclusions upon which any award is based. Final resolution of any dispute through arbitration may include any remedy or relief which the arbitrator deems just and equitable. Any award or relief granted by the arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction. The Company shall pay the arbitrator’s fees and all AAA costs and administrative fees in excess of the amount of filing and other court-related fees you would have been required to pay if you initiated claims in a court of law.

The parties acknowledge that they are hereby waiving any rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties against the other in connection with any matter whatsoever arising out of or in any way connected with this letter agreement or your employment.

The arbitrator shall have the sole and exclusive power and authority to decide any and all issues of or related to whether this letter agreement or any provision of this letter agreement is subject to arbitration.

8. No Inconsistent Obligations. By accepting this offer of employment, you represent and warrant to the Company that you are under no obligations or commitments, whether contractual or otherwise, that are inconsistent with your obligations set forth in this letter agreement or that would be violated by your employment by the Company. You agree that you will not take any action on behalf of the Company or cause the Company to take any action that will violate any agreement that you have with a prior employer.

9. Miscellaneous.

a. This letter agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

b. The Company may only assign this letter agreement to, and this letter agreement shall be binding upon, a successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, provided, that such successor expressly agrees to assume and perform this letter agreement in the same manner and to the same extent that the Company would have been required to perform it if no such assignment had taken place, and “Company” shall include any such successor that assumes and agrees to perform this letter agreement, by operation of law or otherwise.

c. No provision of this letter agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this letter agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

d. Your offer is contingent upon the successful completion of an employment and criminal background check (which will require you to complete and sign all necessary consent forms authorizing the Company or its designee to perform these background inquiries). The Company may also require that you provide names and contact information so we may conduct reference checks about your past employment.

e. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you will be terminated.

f. As an employee of the Company, you will be required to comply with all Company policies and procedures. Violations of the Company’s policies may lead to immediate termination of your employment. Further, the Company’s premises, including all workspaces, furniture, documents, and other tangible materials, and all information technology resources of the Company (including computers, data and other electronic files, and all internet and email) are subject to oversight and inspection by the Company at any time. Company employees should have no expectation of privacy with regard to any Company premises, materials, resources, or information.

g. By signing this letter, you are representing that you have full authority to accept this position and perform the duties of the position without conflict with any other legal or contractual obligations, and that you are not involved in any situation that might create, or appear to create, a conflict of interest with respect to your loyalty to or duties for the Company. You additionally represent and warrant that you have not taken or shared with the Company any confidential or proprietary information belonging to any former employer or other third party, and that you will at no time during the course of your employment with the Company use or disclose any such confidential or proprietary information of another party without that party’s express consent.

10. Section 409A. It is intended that this letter agreement comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, and the Treasury Regulations and IRS guidance thereunder (collectively referred to as “Section 409A”), and notwithstanding anything to the contrary herein, it shall be administered, interpreted, and construed in a manner consistent with Section 409A. To the extent that any reimbursement, fringe benefit, or other, similar plan or arrangement in which you participate provides for a “deferral of compensation” within the meaning of Section 409A, (a) the amount of expenses eligible for reimbursement provided to you during any calendar year shall not affect the amount of expenses eligible for reimbursement or in-kind benefits provided to you in any other calendar year, (b) the reimbursements for expenses for which you are entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred, (c) the right to payment or reimbursement or in-kind benefits hereunder may not be liquidated or exchanged for any other benefit, and (d) the reimbursements shall be made pursuant to objectively determinable and nondiscretionary Company policies and procedures regarding such reimbursement of expenses. If and to the extent required to comply with Section 409A, no payment or benefit required to be paid under this letter agreement on account of termination of your employment shall be made unless and until you incur a “separation from service” within the meaning of Section 409A. In the case of any amounts payable to you under this letter agreement that may be treated as payable in the form of “a series of installment payments”, as defined in Treasury Regulation Section 1.409A-2(b)(2)(iii), your right to receive such payments shall be treated as a right to receive a series of separate payments for purposes of such Treasury Regulation. If any paragraph of this letter agreement provides for payment within a time period, the determination of when such payment shall be made within such time period shall be solely in the discretion of the Company. If and to the extent any portion of any payment, compensation or other benefit provided to you in connection with your employment termination is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code, and you are a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, as determined by the Company in accordance with its procedures, by which determination you hereby agree that you are bound, such portion of the payment, compensation or other benefit shall not be paid before the earlier of (i) the expiration of the six month period measured from the date of your “separation from service” (as determined under Section 409A of the Code) or (ii) the tenth day following the date of your death following such separation from service (the “New Payment Date”). The aggregate of any payments that otherwise would have been paid to you during the period between the date of separation from service and the New Payment Date shall be paid to you in a lump sum in the first payroll period beginning after such New Payment Date, and any remaining payments will be paid on their original schedule.

11. Modified Section 280G Cutback.

(a) Notwithstanding any other provision of this Agreement, except as set forth in Section 11(b), in the event that the Company undergoes a “Change in Ownership or Control” (as defined below), the Company shall not be obligated to provide to you a portion of any “Contingent Compensation Payments” (as defined below) that you would otherwise be entitled to receive to the extent necessary to eliminate any “excess parachute payments” (as defined in Section 280G(b)(1) of the Code) for you. For purposes of this Section 11(a), the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Payments” and the aggregate amount (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision) of the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Amount.”

(b) Notwithstanding the provisions of Section 11(a), no such reduction in Contingent Compensation Payments shall be made if (1) the Eliminated Amount (computed without regard to this sentence) exceeds (2) 100% of the aggregate present value (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-31 and Q/A-32 or any successor provisions) of the amount of any additional taxes that would be incurred by you if the Eliminated Payments (determined without regard to this sentence) were paid to you (including, state and federal income taxes on the Eliminated Payments, the excise tax imposed by Section 4999 of the Code payable with respect to all of the Contingent Compensation Payments in excess of your “base amount” (as defined in Section 280G(b)(3) of the Code), and any withholding taxes). The override of such reduction in Contingent Compensation Payments pursuant to this Section 11(b) shall be referred to as a “Section 11(b) Override.” For purpose of this paragraph, if any federal or state income taxes would be attributable to the receipt of any Eliminated Payment, the amount of such taxes shall be computed by multiplying the amount of the Eliminated Payment by the maximum combined federal and state income tax rate provided by law. Any determination required under this Section shall be made in writing by a third party expert (the “Expert”) that is selected by the Company, subject to your consent (not to be unreasonably conditioned, delayed or withheld), prior to the Change in Ownership or Control and the determinations of such Expert shall be final and binding on all persons.

(c) For purposes of this Section 11 the following terms shall have the following respective meanings:

(i) “Change in Ownership or Control” shall mean a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 280G(b)(2) of the Code.

(ii) “Contingent Compensation Payment” shall mean any payment (or benefit) in the nature of compensation that is made or made available (under this Agreement or otherwise) to a “disqualified individual” (as defined in Section 280G(c) of the Code) and that is contingent (within the meaning of Section 280G(b)(2)(A)(i) of the Code) on a Change in Ownership or Control of the Company.

(d) Any payments or other benefits otherwise due to you following a Change in Ownership or Control that could reasonably be characterized (as determined by the Expert) as Contingent Compensation Payments (the “Potential Payments”) shall be made within three business days following receipt by the Company of the Expert’s final determination of (1) which Potential Payments constitute Contingent Compensation Payments, (2) the Eliminated Amount and (3) whether the Section 11(b) Override is applicable (except for any Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due).

(e) The Contingent Compensation Payments to be treated as Eliminated Payments shall be determined by the Expert by determining the “Contingent Compensation Payment Ratio” (as defined below) for each Contingent Compensation Payment and then reducing the Contingent Compensation Payments in order beginning with the Contingent Compensation Payment with the highest Contingent Compensation Payment Ratio. For Contingent Compensation Payments with the same Contingent Compensation Payment Ratio, such Contingent Compensation Payment shall be reduced based on the time of payment of such Contingent Compensation Payments with amounts having later payment dates being reduced first. For Contingent Compensation Payments with the same Contingent Compensation Payment Ratio and the same time of payment, such Contingent Compensation Payments shall be reduced on a pro rata basis (but not below zero) prior to reducing Contingent Compensation Payment with a lower Contingent Compensation Payment Ratio. The term “Contingent Compensation Payment Ratio” shall mean a fraction the numerator of which is the value of the applicable Contingent Compensation Payment that must be taken into account by you for purposes of Section 4999(a) of the Code, and the denominator of which is the actual amount to be received by you in respect of the applicable Contingent Compensation Payment. For example, in the case of an equity grant that is treated as contingent on the Change in Ownership or Control because the time at which the payment is made or the payment vests is accelerated, the denominator shall be determined by reference to the fair market value of the equity at the acceleration date, and not in accordance with the methodology for determining the value of accelerated payments set forth in Treasury Regulation Section 1.280G-1Q/A-24(b) or (c)).

The provisions of this Section 11 are intended to apply to any and all payments or benefits available to you under this Agreement or any other agreement or plan of the Company under which you receive Contingent Compensation Payments.

12. The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the Commonwealth of Massachusetts without regard to the choice of law principles thereof.

13. This letter, together with the other documents and agreements referenced herein, sets forth all of the terms of your employment with the Company, and supersedes any prior representations or agreements including, but not limited to, any representations made during your recruitment, interviews or pre-employment negotiations, whether written or oral. This letter may not be modified or amended except by a written agreement signed by the Company and you. This offer of employment will terminate if it is not accepted, signed and returned by close of business on September 16, 2017.

[Signatures appear on following page]

Sincerely,

KARYOPHARM THERAPEUTICS INC.

By:	/s/ Michael Kauffman
Name: Michael Kauffman, M.D.,Ph.D.
Title: CEO

The foregoing correctly sets forth the terms of my employment by Karyopharm Therapeutics Inc. I am not relying on any representations pertaining to my employment other than those set forth above.

Agreed:	/s/ Michael Falvey
Michael Falvey

Date:	September 11, 2017